UNITED STATES

                   SECURITIES AND EXCHANGE COMMISSION

                         Washington, D.C. 20549

                              SCHEDULE 13D


                Under the Securities Exchange Act of 1934




                            CARENETWORK, INC.
                            (Name of Issuer)



                      COMMON STOCK, $.01 PAR VALUE
                     (Title of Class of Securities)


                                141725 1
                               (CUSIP No.)



Arthur P. Hipwell
Senior Vice President & General Counsel
Humana Inc.
500 West Main Street
Louisville, Kentucky  40202
(502) 580-1000
        (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)



                             October 2, 1994
         (Date of Event which requires filing of this Statement)



If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box:   (  )

Check the following box if a fee is being paid with the statement:
(X)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                        SCHEDULE 13D
CUSIP NO. 141725 1                                     Page 2 of 6 Pages



1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          Humana Inc.
          61-0647538

2.   Check the Appropriate Box if a Member of a Group

          (a)  (    )
          (b)  (    )

3.   SEC Use Only


4.   Source of Funds*

          WC and/or BK

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

          N/A

6.   Citizenship or Place of Organization

          Delaware - Humana Inc.


 NUMBER OF     7.   Sole Voting Power
  SHARES
BENEFICIALLY             902,043 - See Item 5
 OWNED BY
   EACH        8.   Shared Voting Power
 REPORTING
  PERSON                 -0- - See Item 5
   WITH
               9.   Sole Dispositive Power

                         902,043 - See Item 5

               10.  Shared Dispositive Power

                         -0- - See Item 5

11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      The Reporting Person is deemed to be the beneficial owner of an option to purchase 902,043 shares of Common Stock of CareNetwork, Inc. (see Item 5 and the Stock Option Agreement, filed herewith as an Exhibit 10.1).

12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain
      Shares*

          (  )

13.   Percent of Class Represented by Amount in Row (11)

         16.6% (See Item 5)

14.  Type of Reporting Person*

          CO



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CUSIP NO. 141725 1                                     Page 3 of 6 Pages

Item l.   Security and Issuer.

          Class of Equity Securities:
          $.01 Par Value Common Stock

          Name and address of principal executive office of the Issuer:

          CareNetwork, Inc.
          111 W. Pleasant Street
          Milwaukee, WI  53212

Item 2.   Identity and Background.

            The Reporting Person is a Corporation, and the required information is as follows:

            (a)   The name of the Reporting Person is Humana Inc.

            (b)   The Reporting Person's business address is:
                  500 West Main Street, Louisville, Kentucky 40202.

            (c)   The Reporting Person's principal business is:
                  managed health care business.

            (d) Neither Humana Inc. nor its executive officers and directors (see Exhibit 99) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

            (e) Neither Humana Inc. nor its executive officers and directors have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

            (f) Humana Inc. is a Delaware corporation and each of its officers and directors is a U.S. citizen.

Item 3.     Source and Amount of Funds or Other Consideration.

            Humana Inc. intends to finance the aggregate amounts (approximately $123 million) payable pursuant to Article II of the Agreement and Plan of Merger By and Among Humana Inc., HWS, Inc. and CareNetwork, Inc. dated October 2, 1994 ("Merger Agreement) filed herewith as Exhibit 10.2 and to the extent exercised, the exercise price of Humana's options with cash on hand and utilization of existing credit facilities as described in Section 4.06 of the Merger Agreement.

            Humana Inc.'s Credit Agreement was filed as an Exhibit to the Company's 10-K for the year ended December 31, 1993. (See
            Item 6).

Item 4.     Purpose of Transaction.

            The Reporting Person and the Registrant have entered into a Merger Agreement (see Exhibit 10.2) pursuant to which the Reporting Person will acquire all of CareNetwork's outstanding shares of common stock for $25.25 per share aggregating approximately $123 million after giving effect to payments relating to outstanding options. The proposed transaction,
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CUSIP NO. 141725 1                                     Page 4 of 6 Pages


            which has been approved by CareNetwork's board of directors, is subject to, among other things, approval by CareNetwork's shareholders as well as regulatory authorities. Completion of the transaction is anticipated by the end of the year.

Item 5.     Interest in Securities of Issuer.

            (a) As of the close of business on October 2, 1994, the Reporting Person may be deemed to be the beneficial owner of an aggregate of 902,043 shares of Common Stock of the Issuer (under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934 ("Exchange Act")) as a result of the ownership of options granted it by the Issuer, representing 16.6% of the Issuer's outstanding Common Stock (based on 4,532,883 shares of CareNetwork, Inc. outstanding at October 2, 1994, adjusted to deem outstanding the shares of Common Stock subject to such options).

            (b) The Reporting Person has the sole power to vote or direct the vote, and to dispose or to direct the disposition, of -0- shares of Common Stock of the Issuer, and 902,043 shares assuming the exercise of all options of the Reporting Person.

            (c) Except as set forth herein, there have been no transactions by Humana Inc. in the common stock of CareNetwork, Inc. during the past 60 days.

            (d)   Not applicable.

            (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            See Exhibit 10.2, the Merger Agreement, and Exhibit 10.1, the Stock Option Agreement, both of which are filed herewith and incorporated herein by reference.

            Exhibit 10(x) to Humana Inc.'s Annual Report on Form 10-K is incorporated by reference herein.

Item 7. Material to be Filed as Exhibits. The following material will be filed as exhibits:

            (1) Exhibit 10.1: Stock Option Agreement dated as of October 2, 1994 between CareNetwork, Inc. and Humana Inc.

            (2) Exhibit 10.2: Agreement and Plan of Merger by and among Humana Inc., HWS, Inc. and CareNetwork, Inc. dated October 2, 1994.

            (3) Exhibit 10.3: Humana Inc. $200 million Credit Agreement dated January 12, 1994, filed as Exhibit 10(x) to the Company's Annual Report on Form 10-K for the year ended December 31, 1993 is incorporated by reference herein.

            (4)   Exhibit 99:  Officer and Director List of Humana Inc.




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CUSIP NO. 141725 1                                     Page 5 of 6 Pages


                          SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          HUMANA INC.


October 7, 1994                           BY:  /S/ ARTHUR P. HIPWELL
                                               ARTHUR P. HIPWELL
                                               SENIOR VICE PRESIDENT
                                               AND GENERAL COUNSEL

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CUSIP NO. 141725 1                                     Page 6 of 6 Pages

                        EXHIBIT INDEX


Exhibit 10.1: Stock Option Agreement dated as of October 2, 1994 between CareNetwork, Inc. and Humana Inc.

Exhibit 10.2: Agreement and Plan of Merger by and among Humana Inc., HWS, Inc. and CareNetwork, Inc. dated October 2, 1994.

Exhibit 10.3: Humana Inc. $200 million Credit Agreement dated January 12, 1994, filed as Exhibit 10(x) to the Company's Annual Report on Form 10-K for the year ended December 31, 1993 is incorporated by reference herein.

Exhibit 99:       Officer and Director List of Humana Inc.